March 18, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:         Jason L. Drory and Tim Buchmiller

Re:	Movano Inc.
Registration Statement on Form S-1 File No. 333-252671 Acceleration Request Requested Date: March 22, 2021 Requested Time: 5:00 p.m., Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Movano Inc. hereby requests that the Securities and Exchange Commission accelerate the effectiveness of the above-referenced Registration Statement to 5:00 p.m., Eastern Time, on March 22, 2021, or as soon thereafter as practicable.

Please confirm once the Registration Statement has been declared effective by calling Mark Busch of K&L Gates LLP at (704) 331-7440. Please also contact him should you have any questions.

Very truly yours,

Movano Inc.

/s/ J. Cogan
J. Cogan
Chief Financial Officer

cc:	Michael Leabman, Chief Executive Officer Movano Inc.
Mark R. Busch, Esq. Patrick J. Rogers, Esq. K&L Gates LLP Daniel K. Donahue, Esq. Greenberg Traurig, LLP